November 30, 2023

VIA EDGAR CORRESPONDENCE

Anu Dubey

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Ms. Dubey:

On May 26, 2023, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 269 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 278 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed for the purpose of adding a new ETF to the Trust – the ProShares S&P 500 High Income ETF (formerly, the ProShares S&P 500 Enhanced Covered Call ETF) (the "Fund").

We received comments from you relating to the Amendment on June 30, 2023. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Prospectus

Investment Objective

1.Comment: Please provide the name of the Index and the Index methodology.

Response: The name of the Index is the S&P 500 Daily Covered Call Index. The methodology has been provided under separate cover. The Trust has revised the "Investment Objective" to include the name of the Index and the "Principal Investment Strategies" to include a summary description of the Index.

Principal Investment Strategies

2.Comment: Please explain why it is appropriate for the Fund's name to include the word

"enhanced" as this is a Fund that tracks the performance of an Index. While we note that the strategy includes daily covered calls, this remains a covered call strategy – why is "enhanced" appropriate?

Response: The Trust has revised the name of the Fund to remove the word "enhanced."

3.Comment: With regard to the below paragraph, please disclose the weighting of the long component of the Index.

The long component of the Index consists of the equity securities represented in the S&P 500 Index. The S&P 500 Index is a measure of large-cap U.S. stock market performance. It is a float-adjusted, market capitalization-weighted index of 500 U.S. operating companies and real estate investment trusts selected through a process that factors in criteria such as liquidity, price, market capitalization, financial viability and public float.

Response: The Trust respectfully declines to disclose the weightings of the long portion of the Index as this will change over time and disclosing the weighting as of a particular date may not be useful to investors.

4.Comment: Please disclose the number (or a range) of the long and short components in the Index.

Response: The Trust respectfully declines to add a specific number of (or range of) long and short Index components as this will change over time and disclosing components (or a range) as of a particular date may not be useful to investors.

5.Comment: Please disclose how often the index is rebalanced and reconstituted.

Response: The Trust has will revise the disclosure in its B-filing to note that the "index is rebalanced and reconstituted each day."

6.Comment: With regard to the Fund's 80% policy, please revise to reflect that the Fund will invest 80% in securities included in the S&P 500 Index.

Response: The Trust respectfully declines to make the requested change. The Trust's policy for index-tracking funds is to adopt an 80% policy referencing the index tracked, which in this case is not the S&P 500 Index. The Trust believes its current policy as stated is the most useful description for an investor as the Index has both a long component consisting of S&P 500 Index equity securities and has a short component consisting of call options on the S&P 500 Index.

The Trust acknowledges the SEC's recent update to Rule 35d-1 and the discussion therein relating to index funds as well as to funds with certain characteristics in their names which may include the term "high income." The Trust believes that, under current Rule 35d-1, its 80% test is appropriate. However, the Trust will revisit its 80% policy in advance of the compliance date for amended Rule 35d-1.

7.Comment: With regard to the Fund's 80% policy, please confirm that any derivatives counted towards this policy will be valued on their market value pursuant to Rule 35d-1.

Response: The Trust so confirms.

8.Comment: The disclosure under "equity securities" notes that the Fund invests in "public companies." Please disclose if the Fund invests in foreign and emerging markets.

Response: The Fund does not expect to invest in foreign and/or emerging markets securities as part of its investment strategy. As such, the Trust will not include disclosure relating to such investments and risks.

9.	Comment:	If the Fund invests in emerging markets or foreign securities as a principal strategy, please refer to those in the bullet points listed and disclose corresponding risks.
	Response:	See response to Comment #8.

10.Comment: The disclosure in the "derivatives" paragraph provides that "the fund invests in derivatives as a substitute for investing directly in stocks in order to gain exposure to the Index." Please explain why it is appropriate for an index fund tracking an index, as a principal strategy, to gain a short position in S&P 500 call options which call options are presumably included in the index?

Response: The Fund invests principally in equity securities and derivatives, including swap agreements and futures contracts. With respect to derivatives, the prospectus states that the Fund "invests in derivatives in order to gain exposure to the Index." The Index is designed to replicate an investment strategy that combines a long position in the S&P 500 Index with a short position in S&P 500 Index call options. In order to track the equity portion of the Index, the Fund intends to invest in a combination of equity securities, futures and swap agreements. The Fund will also use swap agreements designed to provide exposure equivalent to a short position in S&P 500 Index call options. The Adviser believes this approach should provide the desired exposure in an efficient and cost-effective manner that will facilitate creation and redemption activity and secondary market trading.

11.Comment: Please disclose that the Fund invests in covered calls as a principal strategy or, alternatively, please explain why the Fund does not invest in covered calls as a principal strategy given the name of the Fund.

Response: The Trust has revised the name of the Fund to remove the words "covered call." See response 10 above discussing the use of swap agreements to achieve exposure equivalent to a short position in S&P 500 Index call options. The Adviser believes this approach should provide the desired exposure in an efficient and cost-effective manner that will facilitate creation and redemption activity and secondary market trading.

12.Comment: Please explain why the Fund invests in swap agreements when swaps are not a component of the Index.

Response: Index tracking funds often invest only in a representative sampling of an index's holdings or utilize derivatives to closely track index exposure. As discussed in the response to Comment 10, the Fund enters swap agreements in order to exposure equivalent to a short position in S&P 500 Index call options. The Adviser believes this approach should provide the desired exposure in an efficient and cost-effective manner that will facilitate creation and redemption activity and secondary market trading.

13.Comment: In regard to the paragraph beginning with "ProShare Advisors uses a mathematical approach".", please replace "may" with "will." Also, please describe whether the Fund will use a representative sampling or a replication strategy as its principal strategy. Finally, please describe what replication and representative sampling is.

Response: The Trust respectfully declines to make the requested change from "may" to "will." However, the Trust has made certain revisions to this paragraph as shown below. Additionally, more discussion on "representative sampling" can be found under the section titled "Additional Securities, Instruments and Strategies" in the Fund's statutory prospectus.

ProShare Advisors uses a mathematical approach to investing in which it ~~. Using this approach, ProShare Advisors~~ determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce returns consistent with its ~~the Fund's~~ investment objective. ~~The Fund may invest in or gain exposure to only a representative sample of the securities in the Index or to securities not contained in the Index or in financial instruments, with the intent of obtaining exposure with aggregate characteristics similar to those of the Index. In managing the assets of the Fund, ProShare Advisors does not invest the assets of the Fund in securities or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company, nor does it conduct conventional investment research or analysis or forecast market movement or trends.~~ The Fund seeks to remain fully invested at all times in ~~securities and/or~~ financial instruments that, in combination, provide exposure consistent with the investment objective, ~~to the returns of the Index~~ without regard to market conditions, trends or direction. However, the

Fund may invest in or gain exposure to only a representative sample of the securities in the Index or to securities not contained in the Index or in financial instruments, with the intent of obtaining exposure consistent with the investment objective.

Additionally, the Trust discusses the concept of representative sampling in "Correlation Risk" in the summary prospectus where it notes that "For example, the Fund may not have exposure to all of the securities in the Index, its weighting of securities may be different from that of the Index, and it may invest in instruments not included in the Index."

14.Comment: In the paragraph titled "Concentration and Focused investing", please delete the word "approximately."

Response: The Trust respectfully declines to make the requested change.

The Trust believes the inclusion of the word "approximately" is appropriate given that as discussed in "Correlation Risk" the Fund may not have exposure to all of the securities in the Index, its weighting of securities may be different from that of the Index, and it may invest in instruments not included in the Index.

In the B-Filing, the Trust will relocate this disclosure to the section entitled "Principal Risks – Industry Concentration Risk" as the Trust is seeking to reduce duplicative disclosure in its summary prospectus (consistent with Rule 421) in order to improve the readability of the summary prospectus and believes this disclosure is more appropriately provided in the context of the Fund's principal risks.

Principal Risks

15.Comment: Please disclose a passive investment risk factor that would include the risk that the fund does not make temporary defensive positions.

Response: The Trust respectfully declines to make the requested change. The Trust discloses in the first sentence of the Fund's strategy in the statutory prospectus, that the Advisor "follows a passive approach to investing"". Further, the Trust discloses under "General Information About the Trust" in the Statement of Additional Information that it is the policy "of the Fund to pursue its investment objective of correlating with its index regardless of market conditions, to attempt to remain nearly fully invested and not to take defensive positions." The Trust believes the current disclosures are appropriate and that additional disclosure is not necessary.

16.Comment: Please reorder the risks in the order of importance (pursuant to ADI 2019-08)1.

Response: The Trust has revised the disclosure as requested.

17.Comment: Please clarify what the below sentence is saying as there is no disclosure with regard to what writing a put option is.

The premiums received from the options may not be sufficient to offset any losses sustained from underlying instrument price declines, over time. As a result, the risks associated with writing covered call options may be similar to the risks associated with writing put options.

Response: The Trust has revised the disclosure as follows:

The premiums received from the options may not be sufficient to offset any losses sustained from underlying instrument price declines, over time. ~~As a result, the risks associated with writing covered call options may be similar to the risks associated with writing put options.~~

18.Comment: In "Correlation Risk" please disclose what "positions" refers to in this sentence:

The Fund may take or refrain from taking positions in order to improve tax efficiency, comply with regulatory restrictions, or for other reasons, each of which may negatively affect the Fund's correlation with the Index.

Response: The Trust has revised the "Correlation Risk" disclosures as follows:

Correlation Risk — A number of factors may affect the Fund's ability to achieve a high degree of correlation with the Index. Fees, expenses, transactions costs, among other factors, will adversely impact the Fund's ability to meet its investment objective. In addition, the Fund's exposure may not be consistent with the Index. For example, the Fund may not have exposure to all of the securities in the Index, its weighting of securities may be different from that of the Index, and it may invest in instruments not included in the Index. ~~, and~~

1https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-    08-improving-principal-risks-disclosure

~~there is no guarantee that the Fund will achieve a high degree of correlation. Failure to achieve a high degree of correlation may prevent the Fund from achieving its investment objective.~~

The Trust notes that similar disclosure appears in the statutory prospectus and has made the following revisions:

The Fund generally seeks to remain fully invested at all times in securities that, in combination, provide exposure to the Index without regard to market conditions, trends, direction, or the financial condition of a particular issuer. The Fund's ability to do so may be affected, at times, by certain expenses and transaction costs and may not have exposure to all securities in the Index or similar weightings to that of the Index.

19.Comment: Given that the Fund discloses "non-diversification risk", please add in the principal investment strategies section that the Fund is non-diversified.

Response: The Trust respectfully declines to make the requested change. Form N-1A (Item 4(b)(1)(iv) / Narrative Risk Disclosure) provides that, "if applicable, state that the Fund is non- diversified"". The Trust has stated in "Non-Diversification Risk" that it is classified as a "non- diversified" fund and has provided the required risk disclosure. The Trust believes that its disclosure is appropriate.

20.Comment: With regard to "Intraday Price Performance Risk" the last sentence includes the words "stated multiple." Please revise and/or delete this reference. Also, the first sentence provides that the "investors buy and sell Fund shares in the secondary market at market prices, which may be different from the NAV per share".", please disclose the NAV calculation time in order to clarify this sentence.

Response: The inclusion of this risk was a clerical error. The Trust will remove this risk factor in the B-Filing.

With regard to the second part of the comment, the Trust respectfully declines to make the requested change. The NAV calculation time is provided under the section titled "Determination of NAV." The Trust believes that its disclosure is appropriate.

21.Comment: Given that "Portfolio Turnover Risk" is included as a principal risk, please disclose frequent trading in the principal investment strategies section.

Response: The Trust has determined that "portfolio turnover risk" is not a principal risk for the Fund and, as such, will remove it from the summary prospectus in the B-Filing.

Investment Results

22.Comment: Please provide us with the name of the appropriate "broad-based" market index the Fund will utilize.

Response: The Fund will meet the requirement to have a broad-based securities market index by the compliance date.

Investment Objectives, Principal Investment Strategies and Related Risks

23.Comment: As follow up to Comment #13, the disclosure seems to indicate that a "replication strategy" is going to be used. Please clarify as previously noted:

The Fund attempts to achieve its investment objective by investing all, or substantially all, of its assets in the component securities of the Index.

Response: See response to Comments #13 and 18.

24.Comment: Please distinguish in the section titled "Other Risks" (on page 10) which risks are principal risks and those that are non-principal risks.

Response: The Trust will revise this risk to read "Additional Information Regarding Principal Risks."

25.Comment: On both page 10 and 11, there is a header titled "Other Risks." Please revise one of the risks headers so they are not the same.

Response: The Trust will revise the first risk header to read "Additional Information Regarding Principal Risks."

26.Comment: On page 14, the section titled "Additional Information About the Index, the Index Providers and the Index Calculation Agent" is blank. Please provide us with the disclosure that will be included in this section in the Fund's B-Filing.

Response: The Trust will complete the information in this section in the B-Filing. Management of ProShares

27.Comment: In the below paragraph, please delete the words "that may not be waived" as rights under the federal securities laws cannot be waived.

This Prospectus provides information concerning the Trust and the Fund that you should consider in determining whether to purchase shares of the Fund. None of this Prospectus, the SAI or any contract that is an exhibit to the Trust's registration statement, is intended to, nor does it, give rise to an agreement or contract between the Trust or the Fund and any investor, or give rise to any contract or other rights in any individual shareholder, group of shareholders or other person than any rights conferred explicitly by federal or state securities laws that may not be waived.

Response: The Trust has revised the disclosure as follows:

This Prospectus provides information concerning the Trust and the Fund that you should consider in determining whether to purchase shares of the Fund. None of this Prospectus, the SAI or any contract that is an exhibit to the Trust's registration statement, is intended to, nor does it, give rise to an agreement or contract between the Trust or the Fund and any investor, or give rise to any contract or other rights in any individual shareholder, group of shareholders or other person except as may be otherwise provided by federal or state securities laws. ~~than any rights conferred explicitly by federal or state securities laws that may not be waived.~~

Statement of Additional Information

Investment Restrictions

28.Comment: Under Restriction 8 (Concentration), please delete the word "approximately" similar to the request in Comment #14.

Response: The Trust respectfully declines to delete the word "approximately" from fundamental restriction #8. The Trust believes the inclusion of the word "approximately" is appropriate given that as discussed in "Correlation Risk" the Fund may not have exposure to all of the securities in the Index, its weighting of securities may be different from that of the Index, and it may invest in instruments not included in the Index.

29.Comment: On page 28, please revise the below paragraph in light of Rule 18f-4.

For so long as such guidance remains in effect, obligations under futures contracts, forward contracts and swap agreements that are "covered" consistent with SEC guidance currently in effect, including any SEC Staff no-action or interpretive positions, will not be considered senior securities for purposes of the Fund's investment restriction concerning senior securities.

Response: The Trust will remove this disclosure.

Part C

30.Comment: Please include a new legality opinion as an exhibit in the B-filing as the Fund is a new series.

Response: The Trust will include the legal opinion in the B-filing.

31.Comment: On the signature page, pursuant to Section 6(a) of the Securities Act of 1933, please identify the principal accounting officer or comptroller and the principal financial officer.

Response: The Trust has revised the signature page to address your comment by adding the following parenthetical following Treasurer: "(Principal Financial Officer and Principal Accounting Officer)."

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel